NEWS RELEASE

For Immediate Release

ARIZONA STAR RESOURCE CORP.

ARRANGES CDN $6,000,000 FINANCING

Trading Symbols:  TSX-V: AZS, AMEX: AZS

Toronto, Ontario, September 28, 2006

Arizona Star Resource Corp. announced today that it has arranged a Cdn$6,012,500 private placement financing consisting of 650,000 common shares at Cdn$9.25 per share. The shares to be issued under this private placement will be subject to a four-month hold period. Closing of this financing is subject to regulatory approval and completion of final documentation. There are no commissions or finders fees payable on the financing.

Pan Atlantic Bank and Trust Ltd., an insider of the Company, has subscribed for 211,000 shares of the financing.  Pan Atlantic is beneficially owned and controlled by Albert D. Friedberg.

Proceeds from the financing will be used to conduct additional optimization work to enhance the value of the Cerro Casale Project and for general working capital requirements.

Arizona Star currently holds a 51% interest in one of the world’s largest undeveloped gold and copper projects, the Cerro Casale gold-copper project located in Chile. Bema Gold Corporation holds the remaining 49%.

All resource estimates reported by the Company were estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves, Definitions and Guidelines (2000), incorporated by reference in Canada National Instrument 43-101 (2005.)  These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Arizona Star, planned work at the Company’s projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company's projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company's projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended April 30, 2005, and in the Company's 40-F filed with the U.S. Securities and Exchange Commission available at EDGAR).

Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management or its independent professional consultants on the date the statements are made.

ON BEHALF OF THE BOARD

"Paul A. Parisotto"

President & CEO

For further information please visit www.arizonastar.com or contact:

Paul Parisotto, President and CEO

Tel: (416) 359-7808

The TSX Venture Exchange neither approves nor disapproves the information contained in this News Release.